Exhibit 99.1

Nuvini Launches Second AI Prize, Targeting 100% Employee AI Adoption

An internal, group-wide competition open exclusively to employees of Nuvini’s portfolio companies challenges every employee to build real, in-production solutions with measurable impact. Registration runs June 23 to July 16, 2026.

NEW YORK, June 18, 2026 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a Latin American acquirer and operator of B2B software companies, today announced the second edition of the Nuvini AI Prize, an internal competition open exclusively to employees of the companies in its portfolio, designed to turn artificial intelligence into working infrastructure across the entire group.

The competition is open to all employees across Nuvini’s portfolio companies — technical and non-technical, competing individually or in teams — and challenges them to build real, already-operational solutions that deliver measurable impact on productivity, cost, and customer experience. Registration is open from June 23 to July 16, 2026.

The initiative stems from a conviction that guides Nuvini’s strategy: AI has stopped being a differentiator and has become infrastructure. Just as a company provides every employee with corporate email as a basic working tool, it should also provide AI technology to everyone. The goal is to bring 100% of the group’s people to use AI in their day-to-day work — as essential and ubiquitous as email.

What sets Nuvini apart is not only that it understood the AI game at the leadership level, but that it has spread that understanding all the way to the front lines. Professionals who took part in earlier rounds of AI training within the group already operate at a new level of speed: in one internal example, a developer delivered in five business days a project that would conventionally have taken four months — an illustrative case, not a company-wide metric, of the kind of acceleration the program is designed to surface and replicate.

For a platform that acquires and operates multiple B2B software companies, this gain in speed is structural. It translates into shorter development cycles, greater operating leverage, and the ability to capture value faster within each portfolio company. Nuvini believes that a density of AI-fluent talent — rather than the technology in isolation — is the competitive advantage that is hardest to replicate and that compounds most over time.

The Nuvini AI Prize institutionalizes this culture: it identifies the best use cases, makes them replicable across the portfolio companies, and accelerates adoption at scale. Evaluation combines a technical jury with a community vote, prioritizing practical applicability and real results over originality.

“At Nuvini, we treat AI the way we treat email: as basic infrastructure that belongs in the hands of every single person in the group. The Nuvini AI Prize is how we turn that belief into practice — surfacing the best real-world use cases from our teams and making them replicable across every company we operate. Our most durable advantage isn’t any single tool; it’s the density of AI-fluent talent we are building across the portfolio,” said Pierre Schurmann, Founder and Chief Executive Officer of Nuvini.

“The hardest part of applied AI isn’t the first working solution — it’s getting the second, third, and tenth team to adopt it,” said Phoebe Wang, Chief AI Officer of Nuvini. “The Prize is built for exactly that: it pulls proven, in-production use cases out of individual teams and turns them into patterns every portfolio company can deploy. We’re optimizing for adoption and repeatability, not novelty — that’s what compounds into operating leverage across the group.”

About Nuvini Group Limited

Nuvini Group Limited (Nasdaq: NVNI) is a holding company incorporated in the Cayman Islands that acquires and operates business-to-business (B2B) software companies in Latin America. Nuvini seeks to build a portfolio of profitable, high-retention software businesses and to create value by accelerating their growth and operational performance over the long term. For more information, visit the Company’s investor relations website.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Nuvini’s expectation that broad adoption of AI tools across its portfolio will produce durable gains in execution speed, operating leverage, and value capture, and its goal of reaching 100% AI adoption among employees. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including: whether productivity gains observed in individual cases prove repeatable at portfolio scale; the pace and degree of employee adoption of AI tools; the Company’s continued access to third-party AI tools on commercially acceptable terms; and general macroeconomic and competitive conditions in the Latin American software markets in which Nuvini operates. Nuvini undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Contact

Investor Relations
Sofia Toledo
ir@nuvini.ai